

Mail Stop 3720

September 12, 2017

Thomas R. Stanton
Chief Executive Officer and
  Chairman of the Board
ADTRAN, Inc.
901 Explorer Drive
Huntsville, AL 35806-2807

> **Re: ADTRAN, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2017**
> **Filed August 4, 2017**
> **File No. 000-24612**

Dear Mr. Stanton:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, 2016 Compared to 2015

Sales, pages 31 and 32

1.   Please discuss in future filings how you expect the continuing trends, risks, and uncertainties associated with international sales will impact your future revenues, income from continuing operations, and financial condition. In your discussion, please address in

greater detail how completion and resumption of network upgrade projects by your larger European and Latin American customers will impact your future financial results. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Three and Six Months Ended June 30, 2017 Compared to the Three and Six Months Ended June 30, 2016
Sales and Cost of Sales, pages 26 and 27

2. Please disclose in future filings how you expect the trend in increased sales from your Services and Support segment to impact your gross margins based on changes in price, volume, and product and service mix. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

General

3. The Export Requirements section of your website states that United States law prohibits the export or re-export of your equipment to Syria and Sudan unless otherwise authorized by the United States government. Your website also includes Syria in a drop down menu for having someone contact the user about your connectivity solutions for VoIP. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about these countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements, including customer Deutsche Telekom which has reported telecommunications contacts with Syria and Sudan. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

4. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-

Thomas R. Stanton
ADTRAN, Inc.
September 12, 2017
Page 3

designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-327 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications